SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 15, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒     Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Settlement with UST

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 15, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

15 March, 2004

Settlement with UST

Swedish Match today announced an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST).

In the settlement, UST has agreed to make a payment of US$ 200 million to Swedish Match. Further, UST has agreed to cause the transfer of the assets of its cigar business to Swedish Match, including but not limited to brands, other intellectual property and inventory. Annual sales of the cigar business amount to an average of approximately US$ 11 million.

“Swedish Match has substantial operations in the moist snuff market in the United States with its Timberwolf, Renegades, and now Longhorn brands, and has a strong presence in both the machine made and premium cigar markets. With this agreement, Swedish Match will strengthen its cigar presence in the premium cigar market, and we look forward to continued positive developments in our snuff operations,” said Lennart Sundén, CEO of Swedish Match.

“Furthermore, smokeless tobacco has been recognized to have substantial potential to reduce tobacco related harm and disease. Swedish Match and UST are the most important manufacturers of smokeless tobacco in the world. The resolution of this lawsuit removes a significant obstacle for the parties to jointly work to achieve important harm reduction objectives both in the US and elsewhere”, said Lennart Sundén.

There will be a telephone conference at 9.00 a.m. CET today where there will be an opportunity to ask questions. Participants will be Lennart Sundén, President and CEO, Sven Hindrikes, Executive Vice President and CFO, and Bo Aulin, Senior Vice President Corporate Affairs, Secretary and General Counsel. To participate in the telephone conference please call +46 8 737 89 81, access code 158876.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer

Office +46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127